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DEREK M. WINOKUR derek.winokur@dechert.com +1 212 698 3860 Direct +1 212 698 0660 Fax

January 9, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attention: Terence O’Brien, Accounting Branch Chief

Re:	H&E Equipment Services, Inc.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

File No. 000-51759

Dear Mr. O’Brien:

On behalf of H&E Equipment Services, Inc. (the “Company”), we are responding to the questions and comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter to Mr. John M. Engquist dated December 11, 2012. For your convenience, the Staff’s comments are reprinted in this letter in bold, followed by the applicable responses.

Very truly yours,

Derek M. Winokur

Liquidity and Capital Resources, page 34

1.	Accounts receivable as a percentage of quarterly sales has increased from 49% ($105,339/$217,019) as of December 31, 2011, to 61% ($123,902/$204,509) as of September 30, 2012. Please tell us the underlying reasons for the change (i.e. change in payment terms, slow payment from customers, etc.) and please provide us your accounts receivable aging so that we may better assess your allowance for doubtful accounts, given that the balance has decreased by 16% from December 31, 2011 to September 30, 2012, despite the increase in accounts receivable. Given that changes in the receivables balance often have a material impact on your reported operating cash flows, please expand MD&A in future filings to explain changes in your receivable turnover. Absent such disclosure, investors may not understand whether the change is due to changes in revenue recognition policies, adverse changes in aging, etc. See Section 501.03.a of the Financial Reporting Codification.

Response:

The Company responds to the Staff comment as follows:

The underlying reasons for the change in accounts receivable as a percentage of quarterly sales as indicated above is explained by analyzing the components of our total revenues (i.e. revenue mix). The table below presents the comparative revenues for the periods referenced above in the Staff comment ($ amounts in thousands).

Revenues:	Quarter Ended 9/30/12	% of Total	Quarter Ended 12/31/11	% of Total
Equipment rentals	$77,808	38%	$62,598	29%
New equipment sales	49,009	24%	86,582	40%
Used equipment sales	24,990	12%	19,962	9%
Parts sales	26,058	13%	23,345	11%
Services revenues	14,436	7%	13,882	6%
Other	12,208	6%	10,920	5%

Total revenues	$204,509	100%	$217,019	100%
Less: New equipment sales	49,009		86,582

Total revenues, net of new equipment sales	$155,500		$130,437
Net A/R at period end	$123,902		$105,339
Net A/R % of total net revenues, net of new equipment sales	80%		81%

The comparative revenue table above indicates a significant revenue mix fluctuation between new equipment sales and equipment rentals. For the quarter ended December 31, 2011, we realized significant and a higher than normal level of new equipment sales (40% of total revenues), primarily as a result of large new crane sales. The revenue mix for the quarter ended September 30, 2012 reflects a more normalized revenue mix among our revenue segments with new equipment sales comprising 24% of our total revenues.

New equipment sales have no risk of uncollectibility as approved third-party financing of the new equipment purchase is required before the purchaser can take delivery of the new equipment. Therefore, in the above table, we have deducted new equipment sales revenues from total revenues for analyzing accounts receivable as a percentage of revenues. The results of this analysis reflect a much more comparable result as net accounts receivable as a percentage of revenues are 80% for the quarter ended September 30, 2012 compared to 81% for the quarter ended December 31, 2011.

Pursuant to the Staff’s request we are providing our accounts receivable aging below ($ amounts in thousands).

	Current	31-60	61-90	91-120	120+	Total
9/30/2012	$70,537	29,519	8,623	2,726	6,330	$117,735
	59.9%	25.1%	7.3%	2.3%	5.4%	100.0%

12/31/2011	$63,316	21,527	7,012	2,432	8,069	$102,356
	61.9%	21.0%	6.9%	2.4%	7.9%	100.0%

The table below is presented below for informational purposes to provide the Staff a reconciliation of our A/R Aging to A/R per the Consolidated Balance Sheets (amounts in thousands):

	9/30/2012	12/31/2011
A/R per aging above	$117,735	$102,356
Service charges	1,098	1,569
Accrued sales	1,341	1,483
Earned and unbilled rental income	5,105	2,989
Warranty	1,285	555
Other & miscellaneous	2,015	1,968

Gross A/R	$128,579	$110,920
Less allowance for doubtful accounts	4,677	5,581

Net A/R	$123,902	$105,339

With respect to the accounts receivable aging, we believe the comparative agings indicate that there has been no degradation in the aging categories from December 31, 2011 to September 30, 2012 and, in fact, the comparative agings indicate some improvements in the composition of our accounts receivable agings.

While the Staff correctly identified a 16% decrease in our allowance for doubtful accounts from December 31, 2011 to September 30, 2012, we also provide the information below to further assist the Staff in assessing the Company’s allowance for doubtful accounts ($ in thousands).

	9/30/12	12/31/11
Net accounts receivable	$123,902	$105,339
Add: Allowance for doubtful accounts	4,677	5,581

Gross accounts receivable	$128,579	$110,920

Provision for losses on accounts receivable per SCF	$2,565	$2,186
Total revenues, net of new equipment sales per above	$155,500	$130,437
Provision as a % of total revenues, net of new equipment sales	1.7%	1.7%
Provision as a % of gross accounts receivable	2.0%	2.0%

The above table indicates that when you analyze our allowance for doubtful accounts and also consider the statement of operations impact of the Company’s provision for losses on accounts receivable, the analysis indicates consistent comparison results. The above table considers our provision for losses on accounts receivable as a percentage of total revenues (again, calculated net of new equipment sales for the reasons discussed earlier) and as a percentage of gross accounts receivable. Based on the above analysis, we believe the decrease in our allowance for doubtful accounts as noted by the Staff reflects a consistent application in our provision accounting methodology for the comparable periods presented above.

We agree with the Staff that changes in the receivables balance often have a material impact on reported operating cash flows. Pursuant to the Staff’s request, we will expand our MD&A disclosures in future filings, where appropriate, for investors to better understand the impact of accounts receivable on our operating cash flows.

2. In future filings please provide a more robust discussion of your cash flows from operating activities that more fully explains the underlying reasons for changes in your other operating accounts such as inventories, accounts payable, etc. Refer to Section 501.05 of the Financial Reporting Codification for guidance.

Response:

The Company responds to the Staff comment as follows:

In future filings, the Company will include the requested disclosure.

Note 10 – Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 14

3.	We note from your condensed consolidating balance sheet on page 15 that you present the Parent’s intercompany receivable of $190 million as a negative liability. Please tell us why you concluded this presentation was more appropriate than asset classification. Please describe for us the transactions which primarily generate these intercompany receivables and payables. Please explain how you concluded that these are valid receivables and payables instead of capital transactions. Additionally, please tell us why you classified your equity investment of $26 million as a negative asset instead of a liability.

Response:

The Company responds to the Staff comment as follows:

The Company centrally manages outgoing cash flows from essentially a shared corporate service center. Individual subsidiaries or branch locations of those subsidiaries are not capable of remitting payments to vendors. Therefore, in order to maintain accurate intercompany accounting records with the Parent and its subsidiaries, the Parent remits the payment on behalf of the subsidiary and records a corresponding receivable from and due to payable, respectively. Additionally, the Company allocates corporate debt interest costs to its subsidiaries, which is a significant cost item that affects each guarantor subsidiaries’ ability to generate sufficient profits to repay its respective intercompany payable.

Historically, the Company has presented the “receivable from/payable to” as “Intercompany Balances” within the Condensed Consolidating Balance Sheet. The Intercompany Balances account is shown as a liability that eliminates in consolidation within the Condensed Consolidating Balance Sheet. The Company has consistently presented these amounts adjacent to each other to assist the reader of the financial statements in determining how these amounts eliminate upon consolidation.

Upon further analysis and evaluation of the terms and purpose of these payments made on behalf of the Company’s subsidiaries, management believes that prospectively these amounts would best be reflected as investments in subsidiaries and contributed capital that will also continue to fully eliminate upon consolidation. Management believes that the lack of a related structured agreement between the Parent and its subsidiaries or specific intent by the Parent to collect such intercompany receivables in the normal course of business, combined with the infrequency of substantial repayments by the subsidiaries does provide positive indication that the amounts are more akin to a capital transaction than that of a receivable/payable.

Therefore, the Company proposes to classify all future amounts of this nature and to reclassify amounts previously recorded and included in “Intercompany Balances” to the “Investment in Guarantor Subsidiaries” accounts and contributed capital on the individual books of Parent and the subsidiaries, respectively. Further, the reclassification of these amounts into the Investment in Guarantor Subsidiaries line item would increase the amounts included within that line item and result in an asset balance, which would address the second portion of the Staff’s questions in comment #3. With the approval of the Staff, the Company requests these change be made to the Company’s Condensed Consolidating Financial Statements footnote (with appropriate explanatory footnote language) prospectively beginning with its next Exchange Act filing on Form 10-K, due March 18, 2013. Management does not believe that the changes would materially affect any decisions made by readers of the Company’s financial statements or the evaluation of the sufficiency of the guarantees provided by the subsidiaries and therefore believes that revising any prior filings for such reclassifications that are inconsequential in terms of impact to the consolidated financial statements as a whole would not be meaningful to the reader of our financial statements.

The Company makes the following requested acknowledgments contained in the Staff’s letter:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please feel free to contact the undersigned by telephone at 212.698.3860 (or by facsimile at 212.698.3860) or Carolyne Dilgard at 215.994.2835 (or by facsimile at 215.655.2835).